DC No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06021784



RECD S.E.C.
JAN 18 2006
1086

January 13, 2006

Kevin Keogh
White & Case LLP
1155 Avenue of Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-13-2006

Re: Newmont Mining Corporation
Incoming letter dated December 1, 2005

Dear Mr. Keogh:

This is in response to your letter dated December 1, 2005 concerning the shareholder proposal submitted to Newmont Mining by Emil Rossi. We also have received letters on the proponent's behalf dated December 5, 2005 and January 12, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Emil Rossi
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

December 1, 2005

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") submitted by a purported Newmont shareholder Emil Rossi who names John Chevedden as his designated representative (collectively, the "Proponent"). The Proponent wishes to have the Proposal included in Newmont's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Rule 14a-8 under the Exchange Act set forth below.

The Proposal

The Proposal states:

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

Discussion of Reasons for Omission

The Proposal May Be Excluded Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) under the Exchange Act permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal, because the Proposal is drafted in a manner that (i) would require the Company to amend its bylaws to require that the Chairman of the Board of Directors (the "Chairman") at all times serve in that capacity only and have no management duties, titles and responsibilities and (ii) does not provide the Company with a specific mechanism to cure a director's violation of the standard requested in the Proposal.

In a long line of no-action letters, the Staff has concurred with the exclusion of substantially similar proposals to separate the roles of chairman of the board of directors and chief executive officer. See, e.g., *Allied Waste Industries, Inc.* (available March 21, 2005); *LSB Bancshares, Inc.* (available February 7, 2005); *General Electric Company* (available January 14, 2005, reconsideration denied March 28, 2005); *Cintas Corporation* (available August 27, 2004); *H.J. Heinz Company* (available June 14, 2004); *Wachovia Corporation* (available February 24, 2004); and *SouthTrust Corporation* (available January 16, 2004). Based on these no-action letters, the Staff recently confirmed its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *Staff Legal Bulletin No. 14C* (available June 28, 2005).

The arguments accepted by the Staff in those no-action letters and emphasized in Staff Legal Bulletin No. 14C are equally applicable here. The Company cannot ensure that: (i) a sufficient number of non-management directors are elected each year to appropriately fill the position of the Chairman, who would serve only in that capacity, as well as all of the respective positions of the committees of the Board of Directors, including the Audit Committee, Compensation and Management Development Committee and Corporate Governance and Nominating Committee, which are required to be comprised of "independent directors" in accordance with their respective charters and the New York Stock Exchange rules; (ii) a director who does not have any management duties, titles or responsibilities would be qualified to serve as Chairman and would be elected as Chairman by the remaining board members; (iii) a qualified director would have the time and desire to devote to a position as important as Chairman, particularly without also receiving substantial additional compensation to perform duties which are currently performed without duplication by the Company's current Chairman who is both Chief Executive Officer and Chairman; and (iv) a director will continuously retain his or her status as a non-management director subsequent to his or her appointment as Chairman or the relationship of the Chairman with the Company would never change in a manner that would entail the Chairman assuming certain management duties and responsibilities in violation of the standard specified in the Proposal. Therefore, based on the foregoing, the Company cannot ensure that a person elected or retained as Chairman would at all times serve only as Chairman and would never have any management duties, titles and responsibilities to meet the specified criteria for the Chairman set forth in the Proposal.

The Proposal is different from the shareholder proposals at issue in other no-action letter requests in which the Staff was unable to concur that the proposals could be excluded from proxy materials. See *The Walt Disney Company* (available November 24, 2004); *Merck & Co., Inc.* (available December 29, 2004); and *American International Group, Inc.* (available March 17, 2005). The Staff recently clarified in Staff Legal Bulletin No. 14C that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." In each of the no-action letter requests specifically cited by the Staff in Staff Legal Bulletin No. 14C, *Walt Disney Company* and *Merck & Co., Inc.*, the proponents had included language in the proposals permitting exceptions to the specified criteria and thereby providing the company a specific mechanism to cure a violation of the standard required by the proposal. See *Walt Disney Company* (available November 24, 2004) (proposal to set a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"); *Merck & Co., Inc.* (available December 29, 2004) (proposal to establish a policy of separating the roles of chairman and chief executive officer "whenever possible"). Unlike the proposals in *Walt Disney Company* and *Merck & Co., Inc.*, in this instance, the Proposal merely states that the Company has an opportunity to cure the Chairman's loss of independence, but the Proposal does not contain similar language or language that otherwise provides a specific mechanism for the Company to cure a subsequent violation of the standard. Therefore, unlike the proposals in *Walt Disney Company* and *Merck & Co., Inc.*, the Proposal is drafted in such a manner that does not provide the Company with a meaningful opportunity or mechanism to remedy a subsequent violation of the standard required by the Proposal.

Based on the foregoing, the Company believes that the Proposal is drafted in a manner that would require the Chairman to maintain at all times his or her status as an independent director without a mechanism to cure a violation of that requirement. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(6) under the Exchange Act and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Statement.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions or require additional information concerning this matter, please call Kevin Keogh of White & Case LLP at (212) 819-8227.

Very truly yours,

White + Case LLP

KK:EY

cc: Britt D. Banks, Esq.
Sharon Thomas, Esq.
John Chevedden

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wayne Murdy
Chairman
Newmont Mining Corporation (NEM)
1700 Lincoln Street
Denver, CO 80203
PH: 303-863-7414
FX: 303-837-5837
FX: 303-837-6100

Dear Mr. Murdy,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Oct-5-05

cc: ~~Britt D. Banks~~ S. Thomas
Corporate Secretary
FX: 303 837-5837
Ardis Young
Assistant Company Secretary
PH: 303-837-6005
FX: 303-837-5810

[October 11, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had no Independent Chairman – Independent oversight concern.
- Cumulative voting was not allowed.
- There were three potentially conflicted directors on our board due to their other non-director business with our company.
- We still had an obsolete pension plan for directors – Independence concern.
- We still had an obsolete charity gift program for directors – Independence concern.
- Our key Audit Committee chairman had 22-years director tenure – Independence concern.

Additionally:

The Corporate Library (TCL), an independent investment research firm in Portland, Maine said a 2004 shareholder proposal asked our board to "submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot." 72% of shareholders agreed. While the board's December 2004 decision to terminate the company's pill is commendable, it does not fulfill the terms of the shareholder proposal. Indeed, the board's response is silent on the prospect of a shareholder vote on a future pill altogether. We would have liked to upgrade Newmont's shareholder responsiveness score, but the only appropriate response to this deft side-step is a lowered responsiveness grade.

With the above record it is important to take one-step forward and make our Board more accountable by adopting an independent board chairman requirement.

Moreover

When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along. If Directors disagree, with whom do they lodge complaints? The Chairman?

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

CFLETTERS

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Monday, December 05, 2005 9:57 PM
To: CFLETTERS
Cc: Ardis Young
Subject: Re Newmont Mining Corporation (NEM) No-Action Request,Independent Board Chairman

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 5, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Newmont Mining Corporation (NEM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Emil Rossi

Ladies and Gentlemen:

This is an initial response to the Newmont Mining Corporation 4-page no action request.

The proposal clearly states in its "Resolved" statement: "This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

This is the full text of the "Resolved" statement:
"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.

This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is adopted."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is adopted."

SLB 14C does not state that the Walt Disney Company and Merck & Co. examples are the only words to use in a proposal to meet the explicit SLB text which precedes these two examples, "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
White & Case via Ardis Young <Ardis.Young@Newmont.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, January 13, 2006 12:35 AM
To: CFLETTERS
Cc: Ardis Young
Subject: #2 Re Newmont Mining Corporation (NEM) No-Action Request Emil Rossi

#2 Re Newmont Mining Corporation (NEM) No-Action Request Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 12, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Newmont Mining Corporation (NEM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Emil Rossi

Ladies and Gentlemen:

This letter adds supporting text to the December 5, 2005 initial response to the Newmont Mining Corporation no action request.

The proposal clearly states in its "Resolved" statement: "This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is adopted."

This is the full text of the "Resolved" statement:

"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.
This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is adopted."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is adopted."

SLB 14C does not state that the Walt Disney Company and Merck & Co. examples are the only words to use in a proposal to meet the explicit SLB text which precedes these two examples, "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

According to the company argument it apparently cannot ensure that it can staff its key board committees with qualified directors. However the company does not augment its argument with a corresponding conclusion that it should therefore not be required to staff its board key committees. The company does not address what it should be required to do if it had a qualified independent Chairman but no director qualified to chair the Audit Committee.

Since this proposal allows the company time to find a qualified Chairman it should be possible since the company has access to executive recruiters and the job comes with adequate compensation.

The following text on this proposal topic was published in the 2005 Boeing definitive proxy after Boeing aggressively challenged it in a no action request on rule 14a-8(i)(6) grounds and furthermore in a Boeing request for reconsideration:

"RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors.
In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw."

The following is a summary of the failed Boeing no action request and request for reconsideration:

Boeing Co.
WSB No.: 0207200521
Public Availability Date: Thursday, January 27, 2005
Abstract:
...A shareholder proposal, which requests that this company's board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board, may not be omitted from the company's proxy material under rule 14a-8(i)(6).

Boeing Co. (Recon.)
WSB No.: 0314200521
Public Availability Date: Thursday, March 10, 2005
Abstract:
...The staff finds no basis to reconsider its position taken in Boeing Co., SEC No-Action Letters Ind. & Summaries (WSB) # 0207200521 (January 27, 2005), in which it held that a shareholder proposal, which requests that this company's board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board, may not be omitted from the company's proxy material under rule 14a-8(i)(6).

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Ardis Young <Ardis.Young@Newmont.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 1, 2005

The proposal requests that the board change the company's governing documents to require that the chairman serve in that capacity only and have no management duties, titles, or responsibilities.

We are unable to concur in your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Newmont Mining may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Ted Yu
Special Counsel